Exhibit 21.1

Subsidiaries of Global-E Online Ltd.

Legal Name of Subsidiary	Jurisdiction of Organization

Global-e US Inc.	United States

Globale UK Ltd.	England

Global-e CH AG	Switzerland

Global-e Canada e-commerce Ltd.	Canada

Global-e NL B.V.	The Netherlands

Global-e France SAS	France

Global-e Spain S.L.	Spain

Global-e Australia Pty. Ltd.	Australia

Global-e HK Limited	Hong Kong